

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2021

Marshall Fordyce, M.D.
Chief Executive Officer and President
Vera Therapeutics, Inc.
170 Harbor Way, 3rd Floor
South San Francisco, California 94080

Re: Vera Therapeutics, Inc.
Registration Statement on Form S-1, as amended
Exhibit No. 10.15
Filed April 23, 2021
File No. 333-255492

Dear Dr. Fordyce**:**

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance